Exhibit 4.5

SHARE PURCHASE AGREEMENT

Parties:

IEX Corporation B.V.

as the Purchaser

NICE Systems Limited

as Guarantor

CyberTech Beheer B.V.

and

Stichting Administratiekantoor CyberTech

as the Sellers

of 100% of the shares in the capital of CyberTech Investments B.V.

4 March 2011

SCHEDULES

Schedule B	Subsidiaries
Schedule 1.1	Net Working Capital provisions
Schedule 2.1	Shareholdings and Proportionate Share
Schedule 2.2.a	Completion Agenda
Schedule 2.2.b	Notary Letter
Schedule 2.3.a	Lender Letter (form)
Schedule 2.3.c	Payment Schedule
Schedule 2.3.d	Deed of Transfer
Schedule 4	Escrow Agreement
Schedule 5	Special Escrow Agreement
Schedule 8.1.1	Sellers' Warranties
Schedule 8.2.1.b	10 Global Business Contracts
Schedule 8.2.1.c	Master Q&A
Schedule 8.2.1.d	Disclosure Letter
Schedule 10.10	Sellers' Participants Undertaking
Schedule 11.1.a	Certain Disputes
Schedule 11.1.b Schedule 11.1.d	Certain Contractors Letter agreement dated 26 August, 2008
Schedule 12.1	Purchaser's Warranties
Schedule 14.2	Indian Settlement Agreement

(ii)

ANNEXES
Annex 2.1.2	Constitutional documents / Company Shares and Subsidiary Shares / Branches
Annex 2.1.8	Branches
Annex 2.1.9	Directors and proxyholders
Annex 2.1.10	Powers of attorney
Annex 3.1.a	Annual accounts 2010
Annex 3.1.b	Annual accounts 2009
Annex 4.1	Group Company IP Rights / Licensed Rights
Annex 4.1.a	Letter IPC
Annex 4.5	Open Source Software
Annex 5.1.a	Employees
Annex 5.1.b	Management services agreements
Annex 5.1.c	Long time illness
Annex 5.1.d	Employment agreement Tony Procops
Annex 5.1.e	Employment agreement Jurgen Wessel
Annex 5.2	Termination notices
Annex 5.6	Pension Arrangements
Annex 5.8	Social benefit arrangements
Annex 6.1	Documents related to notices authorities
Annex 6.3	Litigation and other proceedings
Annex 9	Bank accounts
Annex 10.1.3	Overview of all fees paid and distribution agreements Addcom and Wittel
Annex 10.1.4	Consultancy agreement Blue square Telecom Ltd
Annex 10.7.a	Standard terms of business
Annex 10.7.b	Guarantees in business contracts over 12 months
Annex 12	Insurances
Annex 13.1	Properties
Annex 13.4	Covenants, etc re Properties
Annex 15	Commisions etc.
Annex 16	Contracts with Sellers

(iii)

PARTIES:

I.
IEX CORPORATION B.V. a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), incorporated under the laws of the Netherlands with its corporate seat in Utrecht and its place of business at ZEN Building, Newtonlaan 115, 3584 BH, Utrecht, registered with the trade register of the Chamber of Commerce under number 34140161 (the "Purchaser");

II.
NICE Systems LIMITED, a public company with limited liability incorporated under the laws of Israel with its place of business at 8 Hapnina Street, P.O. Box 690, Ra’anana, 43107, Israel, registered with number 52-003667-2 (the “Guarantor”);

III.
CYBERTECH BEHEER B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), incorporated under the laws of the Netherlands with its corporate seat in Laren, the Netherlands and its place of business at (1251 AP) Laren, Leemzeulder 14, registered with the trade register of the Chamber of Commerce under number 32128042 ("CyberTech Beheer");

IV.
STICHTING ADMINISTRATIEKANTOOR CYBERTECH, a foundation (stichting), incorporated under the laws of the Netherlands with its corporate seat in Alkmaar, the Netherlands, and its place of business at (1811 ES) Alkmaar, Bloemstraat 9, registered with the trade register of the Chamber of Commerce under number 37134413 ("STAK" and together with CyberTech Beheer the "Sellers"),

The Sellers, the Purchaser and the Guarantor hereafter collectively referred to as "Parties" and each individually "Party".

RECITALS:

A.
The Sellers are the sole legal and beneficial owners of 100% of the issued and outstanding shares in the share capital of CyberTech Investments B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands with its corporate seat in Alkmaar, the Netherlands, and registered with the trade register of the Chamber of Commerce under number 32123219 (the "Company"), consisting of 5,232,654 (five million two hundred and thirty-two thousand six hundred and fifty-four) ordinary shares and 1 (one) preference share with a nominal value of € 0.01 (1 eurocent) each (the "Shares").

B.	The Company, directly or indirectly, owns the subsidiaries (the "Subsidiaries") as set out in Schedule B.

C.	The Sellers wish to sell and transfer the Shares and the Purchaser wishes to purchase and acquire the Shares, subject to the terms and conditions set out in this Agreement.

D.
Each of the Sellers and the Purchaser has complied with all relevant requirements under the 2000 Merger Code of the Social-Economic Council (SER-besluit Fusiegedragsregels 2000) and the Works Councils Act (Wet op de ondernemingsraden).

IT IS HEREBY AGREED AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATION

1.1.	Definitions

In this Agreement the following definitions are used:

Accountant	has the meaning given in Clause 3.1.3;
Accounts
the annual accounts consisting of the audited consolidated balance sheet as per the Accounts Date and the audited consolidated profit and loss account of the Group over the period ending on the Accounts Date;

Accounts Date	31 December 2010;
Affiliates
an "Affiliate" of any person means any other person who, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such person; and for these purposes "controlling person" means any person who controls any other person; "control" (including the terms "controlling", "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management, policies or activities of a person whether through the ownership of securities, by contract or agency or otherwise; and for these purposes the term "person" is deemed to include a company and a partnership; for the avoidance of doubt, "Affiliate" includes shareholders having an interest of at least 50%, subsidiaries (dochtermaatschappijen) and group companies (groepsmaatschappijen) within the meaning of Sections 2:24a and 2:24b respectively of the Dutch Civil Code;

Agreement	this share purchase agreement;
Business Day	any day (other than a Saturday or Sunday) on which banks are open for normal banking business in the Netherlands and Israel;
Claim	has the meaning given in Clause 9.2;
Company	has the meaning given in Recital A;
Completion	has the meaning given in Clause 2.2;
Completion Agenda	has the meaning given in Clause 2.2;
Completion Date	has the meaning given in Clause 2.2;
Completion Debt	has the meaning given in Clause 11.3;
Consideration	has the meaning given in Clause 3.1.1;
CT India Amount	has the meaning given in Clause 3.1.2;
CyberTech Beheer	has the meaning given in the preamble of this Agreement under III;
Damages	has the meaning given in Clause 9.1.1;
Deed of Transfer	has the meaning given in Clause 2.3.d.;
Disclosed	has the meaning given in Clause 8.2;
Disclosed Information	has the meaning given in Clause 8.2.1.b;
Disclosure Letter	has the meaning given in Clause 8.2.1.c;
Encumbrance
any rights of pledge (pandrecht), mortgage (hypotheek), usufruct (vruchtgebruik), registered obligation (kwalitatieve verplichting), perpetual clauses kettingbedingen), lease rights, personal right of enjoyment or use, easement, right of way, right of superficies, right of first refusal, option or attachment (beslag);

Escrow Account	the bank account with ABN Amro, account number 0243253451, in the name of Stichting Escrow Orangefield with reference to "ESCRW ORNGFLD Cybertech A";
Escrow Agent
Orangefield Trust (Netherlands) B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), incorporated under the laws of the Netherlands with its corporate seat in Amsterdam, the Netherlands and its place of business at (1043EJ) Amsterdam, Teleportboulevard 140, registered with the trade register of the Chamber of Commerce under number 33135957;

Escrow Agreement	the escrow agreement between the Sellers, the Purchaser and the Escrow Agent in the form of Schedule 4;
Escrow Amount	USD 6,000,000 (six million US dollars);
External Debt	means the Van Lanschot Debt and the Mezzanine Debt and all other interest bearing debt;
Guarantor	has the meaning given in the preamble of this Agreement under II;
Group	the Company and the Subsidiaries;
Group Company	a member of the Group;
Group Company IP Rights	has the meaning given in Sellers' Warranty 4.1;
Indian Settlement Agreement	the settlement agreement attached hereto as Schedule 14.2;
Initial Purchase Price	has the meaning given in Clause 3.1.1;

IP Rights	means all Registered IP Rights and all Non Registered IP Rights;
Lender Letter	has the meaning given in Clause 2.3.a;
Lenders	means F. Van Lanschot Bank and Van Lanschot Mezzaninefonds B.V. ;
Licensed Rights:	any rights granted to any of the Group Companies in respect of IP Rights of third parties;
Merger Damages	has the meaning given in Clause 6.1.2.
Mezzanine Debt
the total amount (including principal debt, interest, fees and any other costs) owed by any of the Group Companies to Van Lanschot Mezzaninefonds B.V. at the Completion Date as described in the Lender Letter by Van Lanschot Mezzaninefonds B.V.;

Net Working Capital	the amount of the current assets minus the current liabilities (excluding the External Debt) of the Group, calculated in accordance with the provisions of Schedule 1.1;
Non Registered IP Rights
all national and international intellectual property rights not capable of being registered in a public register, including copyrights, artist rights, sound recording rights, producer's rights and/or any other neighbouring rights, portrait rights, moral rights and/or database rights, trade names and know-how, as well as any similar rights;

Notary	M.D.P. Anker of NautaDutilh, or his deputy, substitute or successor in office;
Notary Letter	has the meaning given in Clause 2.2;
NWC Adjustment	has the meaning given in Clause 3.3.2;
NWC Objection Notice	has the meaning given in Clause 3.1.1;
NWC Objection Period	has the meaning given in Clause 3.1.1;
NWC Statement	has the meaning given in Clause 3.3.1;
Open Issues	has the meaning given in Clause 3.1.3;

Open Source Software	has the meaning given in Sellers' Warranty 4.5;
Payment Schedule	has the meaning given in Clause 2.3.c;
Properties	has the meaning given in Sellers' Warranty 13.1;
Purchase Price	has the meaning given in Clause 3.1.1;
Purchaser	has the meaning given in the preamble of this Agreement under I;
Purchaser’s Group	the Purchaser and its Affiliates including after Completion the Group Companies;
Purchaser's Warranties	has the meaning given in Clause 12.1;
Registered IP Rights
all national and international intellectual property rights capable of being registered in a public register (including all applications to register them), including patent rights, model and design rights, topography rights and/or trademark rights, and/or any applications for such rights, as well as any similar rights;

Security Rights	any rights of pledge (pandrecht), mortgage (hypotheek), guarantee (garantie), or other types of security rights;
Sellers	has the meaning given in the preamble of this Agreement under IV;
Seller's Proportionate Share	has the meaning given in Clause 3.1.1;
Sellers' Participants Undertaking	has the meaning given in Clause 8.1.1;
Sellers' Warranties	has the meaning given in Clause 8.1.1;
Shares	has the meaning given in Recital A;
Special Escrow Account	the bank account with ABN Amro, account number 0243253478, in the name of Stichting Escrow Orangefield with reference to "ESCRW ORNGFLD Cybertech B";

Special Escrow Agent
Orangefield Trust (Netherlands) B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), incorporated under the laws of the Netherlands with its corporate seat in Amsterdam, the Netherlands and its place of business at (1043EJ) Amsterdam, Teleportboulevard 140, registered with the trade register of the Chamber of Commerce under number 33135957;

Special Escrow Agreement	the special escrow agreement between the Sellers, the Purchaser and the Escrow Agent in the form of Schedule 5;
Special Escrow Amount	USD 6,000,000 (six million US dollars);
Special Escrow Arbitrator	has the meaning given in Clause 6.2.1
STAK	has the meaning given in the preamble of this Agreement under IV;
Subsidiaries	has the meaning given in Recital B;
Subsidiary Shares	has the meaning given in Sellers' Warranty 2.2.4;
Tax Authority	means any local, national or other authority in any jurisdiction having the power to impose and/or collect Tax;
Tax or Taxation
means all forms of local, national or other taxes, duties, excise, levies, contribution (including but not limited to social security or employee social security contributions) or other imposts or withholdings imposed by or payable to any Tax Authority including penalties, additions, interest, costs and expenses relating to such taxes, duties, excise, levies, contributions or other imposts or withholdings, whereby interest, costs and expenses include but are not limited to interest and costs payable in connection with any failure to pay or delay in paying thereof;

Third Party Claim	has the meaning given in Clause 9.3.1;
Transaction	the sale, purchase and transfer of the Shares as contemplated in this Agreement;
Van Lanschot Debt
the total amount (including principal debt, interest, fees and any other costs) owed by any of the Group Companies to F. Van Lanschot Bankiers N.V. at the Completion Date as described in the Lender Letter by F. Van Lanschot Bankiers N.V.

1.2.	Interpretation

In this Agreement, unless specified otherwise:

a.	"Clause", "Recital", "Schedule" or "Annex" means a clause (including all subclauses), a recital, a schedule or an annex in or to this Agreement;

b.	the Recitals, Annexes and Schedules form an integral part of this Agreement. Any reference to this Agreement includes the Recitals, Annexes and Schedules;

c.
legal terms refer to Dutch legal concepts only, references to legal terms or concepts apply even where the concept referred to by such term does not exist outside the Netherlands and, if necessary, shall include a reference to the term in that jurisdiction outside the Netherlands that most approximates the Dutch term;

d.	unless the context requires otherwise, the singular includes the plural and vice versa, and each gender includes the other gender;

e.	references to "include" and "including" shall mean "include without limitation" or "including without limitation"; and

f.	the headings are included for reference only and shall not affect the interpretation of this Agreement.

1.3.	Drafting

The provisions of this Agreement shall not be interpreted adversely against a Party for the sole reason that such Party or its advisors was or were responsible for the drafting of that provision.

1.4.	Knowledge of the Sellers

Any statement that refers to the knowledge, information, belief or awareness of the Sellers or any similar expression, refers to the actual knowledge of any of the Sellers or any of Messrs. E.C.S. Baijs, A.A.C. Ketelaars, O.L. van Linden and B. Schönhage and any such statement shall as far as Messrs E.C.S. Baijs, A.A.C. Ketelaars, O.L. van Linden and B. Schönhage are concerned be deemed to include the knowledge that any of them should have when carrying out his duties as a managing director or, as the case may be, employee of the Group Company of which he is a managing director or employee in a diligent and prudent manner.

2.	SALE AND PURCHASE OF THE SHARES

2.1.
Subject to the terms and conditions set out in this Agreement, each Seller, as an individual obligor, sells and agrees to transfer (leveren) to the Purchaser, free from Encumbrances, the Shares in the capital of the Company set out opposite its name in Schedule 2.1 and the Purchaser hereby purchases the Shares from the Sellers and agrees to accept transfer of the same.

2.2.
Completion of the transfer of the Shares (“Completion”) shall take place at the offices of NautaDutilh, Amsterdam (or at such other place as the parties may designate in writing) on the date of this Agreement (the “Completion Date”). Completion shall be affected in accordance with the completion agenda attached as Schedule 2.2.a (the “Completion Agenda”) and the notary letter attached as Schedule 2.2.b (the "Notary Letter").

2.3.	At Completion the Parties shall complete all actions set out in the Completion Agenda in the order in which they are to be completed by the relevant Party including, but not limited to:

a.
the Seller shall procure that each Lender shall provide both the Notary and the Purchaser with a written and signed statement substantially in the form of Schedule 2.3.a in which such Lender (i) specifies the total amount owed to that Lender by any of the Group Companies under the relevant financing agreement(s) (including any interest, fees, and costs of whatever nature) as per Completion and (ii) states that the receipt of the amount owed on the Notary's third party account shall immediately and unconditionally release the relevant Group Compan(y)(ies) of any and all Security Rights vested for the benefit of the respective Lender by such Group Compan(y)(ies) and any and all other obligations, financial or otherwise, by such Group Compan(y)(ies) towards the respective Lender ("Lender Letter");

b.	the Seller shall procure that the relevant Group Companies shall, at Completion, receive executed waivers from all of the Lenders releasing the Group Companies from debts and encumbrances;

c.	any and all payments as set out in Schedule 2.3.c (the “Payment Schedule”) shall be made; and

d.	the transfer of the full legal and beneficial title to the Shares by means of the execution of the notarial deed of transfer attached as Schedule 2.3.d (the “Deed of Transfer”)

3.	PURCHASE PRICE AND PAYMENT

3.1.1.	Purchase Price

The purchase price for the Shares amounts to USD 60,000,000 (sixty million US dollar) less the CT India Amount and less the External Debt to be repaid to the Lenders at Completion (the "Initial Purchase Price") adjusted on the basis of the NWC Adjustment (the "Purchase Price"). The Purchase Price is to be divided among the Sellers pro rata to their shareholdings as set out in Schedule 2.1 (the "Seller's Proportionate Share"). The Purchase Price plus the CT India Amount and External Debt to be repaid to the Lenders at Completion will together be defined as the "Consideration".

3.1.2.	The CT India Amount is equal to USD 340.000 (three hundred forty thousand US dollar) and shall be paid to the Purchaser.

3.2.	Payment of Purchase Price

3.2.1.	The Initial Purchase Price shall be paid in accordance with the provisions of the Payment Schedule.

3.3.	Adjustment of Purchase Price / NWC Statement

3.3.1.
The Purchaser shall cause the Company to deliver to each of the Parties as soon as possible and in any event no later than 2 (two) months after Completion, for the purpose of establishing the Net Working Capital as at the Completion Date, a statement reviewed by KPMG accountants which sets forth the Net Working Capital, as per the Completion Date (the “NWC Statement”) and the NWC Adjustment as defined hereafter in Clause 3.3.2. The Parties and the Company shall give each other all information and assistance required or desirable for the preparation by the Company or the review by the Purchaser or the Sellers, as the case may be, of the NWC Statement and the NWC Adjustment.

3.3.2.
To the extent that the Net Working Capital per Completion is lower than negative EUR 1,200,000 (negative one million two hundred thousand euro) the Purchase Price shall for all purposes hereunder be adjusted downward by such amount on a dollar-for-dollar basis as the Net Working Capital is lower than negative EUR 1,200,000 (negative one million two hundred thousand euro). For the avoidance of doubt, to the extent that the Net Working Capital per Completion is equal to or higher than negative EUR 1,200,000 (negative one million two hundred thousand euro) the Purchase Price shall not be subject to adjustment. When making this calculation a Euro/Dollar exchange rate of 1 Euro equals 1.33 US Dollar shall be used. The adjustment to the Purchase Price pursuant to the provisions of this Clause 3.3.2 shall hereinafter be referred to as the “NWC Adjustment”.

3.1.	NWC Claim

3.1.1.
No later than 1 (one) month after the NWC Statement is delivered to the Parties (the “NWC Objection Period”),  the Sellers may deliver to the Purchaser and the Purchaser may deliver to the Sellers a written notice setting forth the objections the respective Party has to the figure of the Net Working Capital and/or the NWC Adjustment in the NWC Statement (the “NWC Objection Notice”) which notice shall consist of (i) such Party’s proposed changes to the NWC Statement, (ii) the correct figure in that Party’s opinion of the Net Working Capital, (iii) that Party’s adjustment (if any) to the Purchase Price under this Agreement.

3.1.2.
If neither of the Parties delivers such NWC Objection Notice within the NWC Objection Period the amount of the Net Working Capital per Completion and the NWC Adjustment shall be as set forth in the NWC Statement and shall be final and binding for the purpose of Clause 3.1.6.

3.1.3.
However, if one or two NWC Objection Notices are delivered in a timely manner the Parties shall try to resolve the issue. Should they fail to do so within 6 (six)  weeks of the end of the NWC Objection Period, then each of the Parties may submit any such unresolved issue (for the purpose of this Clause the "Open Issues") to an accountant of an independent reputable firm of accountants (the "Accountant") to be jointly appointed by the Parties within 8 (eight) weeks of the end of the NWC Objection Period, if the Parties fail to agree on such appointment within that period, by the Chairman of the Netherlands Institute of Registered Accountants. The Parties shall within 20 (twenty) Business Days after such appointment submit the relevant documents including the NWC Statement and statements of their respective positions in writing to the Accountant. The Accountant shall determine the further procedural rules at his discretion. The Parties undertake to procure that the Accountant shall then finally resolve the Open Issues by way of a binding advice (in Dutch: bindend advies) in accordance with this Agreement and notify the Parties of his decision, determining the final NWC Adjustment, the NWC Objection Notice(s) and the resulting amount of the Purchase Price, as promptly as possible and in any event no later than 60 (sixty) Business Days after his appointment. The NWC Adjustment shall then be deemed to be final and binding for the purposes of Clause 3.1.6. The fees and expenses arising out of the engagement of the Accountant shall be borne by the Party which on balance has been found to be in error or otherwise as allocated by the Accountant at his discretion.

3.1.4.
The failure of either Party to timely submit to the Accountant a written statement of its position or to otherwise fail to respond to any request of the Accountant for information, shall not preclude or delay the Accountant's determination of the Open Issues on the basis of the information which will have been submitted.

3.1.5.
The Parties shall, and the Purchaser shall procure that the Company shall, give all information and assistance to the Accountant requested by the Accountant for the preparation of his binding advice. Simultaneously with providing such information to the Accountant, the Parties shall provide each other with the same information.

3.1.6.	The NWC Adjustment, if any, shall be paid as follows:

a.
if the Purchaser has to make a payment to the Sellers, the Purchaser shall within 5 (five) Business Days after which the NWC Adjustment shall have become final and binding pay such amount by remittance, pro rata the respective Sellers Proportionate Share as set out in Schedule 2.1, to the following bank accounts of the Sellers:

(i)	Cybertech Beheer: account number 02 00 18 819 (BIC: INGBNL2A; IBAN: NL95 INGB 0020 0188 19) at the ING Bank;

(ii)	STAK: account number 02 27 060 741 (BIC: FVLBNL22; NL42FVLB0227060741) at the Van Lanschot Bank.

b.
if the Sellers have to make a payment to the Purchaser, such payment shall be made from the Escrow Account within 5 (five) Business Days after which the NWC Adjustment shall have become final and binding, in accordance with the provisions of the Escrow Agreement which is attached as Schedule 4.

3.1.7.
The amount of the NWC Adjustment shall bear an interest of 1% per month over the period starting on the 6th Business Day after the day on which the NWC Adjustment has become final and ending on the date of payment.

4.	ESCROW

Prior to Completion, the Parties (excluding the Guarantor) and the Escrow Agent shall execute the Escrow Agreement, a draft of which is attached as Schedule 4 and the Parties shall open the Escrow Account with the Escrow Agent. The Escrow Amount shall serve as security for the payment by any of the Sellers of any amount due to the Purchaser under this Agreement (including but not limited to the NWC Adjustment) other than in relation to Merger Damages.

5.	SPECIAL ESCROW

5.1.
Prior to Completion, the Parties (excluding the Guarantor) and the Special Escrow Agent shall execute the Special Escrow Agreement, a draft of which is attached as Schedule 5 and the Parties shall open the Special Escrow Account with the Special Escrow Agent. The Special Escrow Amount shall serve as security for the payment by any of the Sellers of any amount due to the Purchaser in relation to Merger Damages. Costs of the Special Escrow Agent relating to the Special Escrow Agreement shall be borne by the Purchaser.

Special Escrow Release

5.2.	The Special Escrow Agreement shall in any case include the following release terms:

Except as expressly provided below, the Special Escrow Amount shall be retained in the Special Escrow Account until distributed pursuant to the award of the Special Escrow Arbitrator as provided under Clause 6.2.1.

The Special Escrow Amount shall be released by the Special Escrow Agent in full to the Sellers by remittance to the accounts of the Sellers in the proportion in which they are entitled to the Purchase Price: on the first (if any) to occur of the following events:

(a) The Office of Fair Trading ("OFT") communicating its decision (in writing) not to make a reference to the Competition Commission ("CC") under Section 22 or Section 33 of the Enterprise Act 2002 ("EA") without requiring undertakings under Section 73 EA; or

(b) Where a reference to the CC is made under Section 22 or Section 33 EA, the CC communicating its decision (in writing) to permit completion of the Transaction unconditionally (without requiring any commitments or obligations from the Parties); or

(c) Where the European Commission takes jurisdiction over the Transaction at the request of the United Kingdom pursuant to Article 22(3) of the Council Regulation (EC) 139/2004 (the “Regulation”), an unqualified clearance decision being adopted pursuant to Article 6(1)(b) Regulation or being deemed to have been adopted by the European Commission (pursuant to Article 10(6) Regulation); or

(d) Where the European Commission issues a decision to refer the Transaction to Phase II (Article 6(1)(c) Regulation), a decision being adopted pursuant to Article 8(2) Regulation approving the Transaction unconditionally (or being deemed to have been adopted by a decision not being adopted within the required time limit pursuant to Article 10(6) Regulation); or

(e) Four months from the sooner of: (A) details of the then completed Transaction having been notified to the OFT; or (B) details of the then completed Transaction being publicised in the national or trade press in the UK; provided that: (i) the OFT has not communicated its decision to investigate the Transaction (in writing) or given notice of its intention or agreement to extend the time-limits under section 25 EA; or (ii) the OFT has communicated its decision (in writing) not to further investigate the Transaction under EA; and

(f) in each of the above events, the time limit for an application to the Competition Appeal Tribunal under Section 120(1) EA or appeal (in the event of merger review by the European Commission) to the European General Court having expired without any such application having been made.

5.3	The Purchaser shall inform the Sellers promptly upon becoming aware of the happening of any of the events specified in Clause 5.2 paragraphs (a) to (f).

6.	COMPETITION

Filings, requests, enquiries, remedies

6.1.1.
All competition and regulatory filings as the Purchaser in its sole discretion deems necessary, requests, enquiries, and remedies and agreements on remedies resulting therefrom (if any) (including in respect of Art. 22 EC Merger Regulation) shall be dealt with by the Purchaser, who shall have full control in respect thereof . The Sellers shall promptly cooperate with and provide all necessary information as reasonably required by any government, authority or court in relation with any competition and regulatory filings, requests, enquiries, and remedies and agreements on remedies resulting therefrom.

Merger Damages

6.1.2.
The Sellers shall indemnify the Purchaser for 50% (fifty percent) of any Merger Damages in excess of USD 1,000,000 (one million US dollars) and up to USD 13,000,000 (thirteen million US dollars) which are a result of any prohibition, sanction or remedies imposed by or agreed with any UK competition authority or the European Commission in respect of the Transaction in so far as it relates to the conduct of business in the UK. For the purposes of this Clause, “Merger Damages” refers to the amount needed to put the relevant Group Companies in the position they would have been in had such prohibition, sanction or remedies not been imposed or agreed upon. For the avoidance of doubt, any costs relating to the conduct of competition proceedings shall not be a part of Merger Damages and shall be for the account of the Purchaser.

6.2.	Special Escrow Arbitrator

6.2.1.
The amount of Merger Damages (if any) shall be finally and bindingly determined on the basis of the criteria provided in Clause 6.1.2 by an auditor of an independent reputable firm of accountants (the "Special Escrow Arbitrator") to be jointly appointed by the Parties within 20 (twenty) Business Days of any remedies imposed by or agreed upon with any UK competition authority or the European Commission in respect of the Transaction having been finally determined, and if the Parties fail to agree on such appointment within that period, by the Chairman of the Netherlands Institute of Registered Accountants (NIVRA). The Parties shall within 20 (twenty) Business Days after such appointment submit the statements of their respective positions in writing to the Special Escrow Arbitrator. The Special Escrow Arbitrator shall determine the further procedural rules at his discretion.

6.2.2.
In case the Special Escrow Arbitrator awards Merger Damages in excess of USD 1,000,000 (one million US dollars), the costs of the Special Escrow Arbitrator shall be equally shared between the Sellers on the one hand and the Purchaser on the other hand. In case the Special Escrow Arbitrator does not award Merger Damages or in case he awards Merger Damages in an amount lower than USD 1,000,000 (one million US dollars), the costs of the Special Escrow Arbitrator shall be borne by the Purchaser.

7.	POST-COMPLETION COVENANTS

After Completion, each Party shall, at its own expense, execute and do (or procure to be executed and done by any other relevant person) all such deeds, documents, acts and things as may from time to time be required to give full effect to this Agreement.

8.	SELLERS' WARRANTIES

8.1.	Sellers' Warranties

8.1.1.
Each of the Sellers, pro rata the respective Sellers Proportionate Share as set out in Schedule 2.1 and therefore severally but not jointly, represents and warrants to the Purchaser that each of the statements set out in Schedule 8.1.1 (the “Sellers’ Warranties”) is true and not misleading on the date of this Agreement.

8.1.2.	The Sellers’ Warranties in respect of or in connection with the Shares are for each Seller limited to the Shares set out opposite that Seller’s name in the table contained in Schedule 2.1.

8.2.	Disclosure

8.2.1.	Each Sellers' Warranty shall be qualified by the matters and circumstances that are fairly and accurately disclosed (“Disclosed”) in:

a.	this Agreement;

b.
the information contained in (i) the 10 business-sensitive global contracts listed in Schedule 8.2.1.b and attached to that Schedule 8.2.1.b as Annexes 8.2.1.b.(i) up to and including 8.2.1.b.(x) and (ii) the answers provided by Sellers or the Company through (a) the Master Q&A document attached as Schedule 8.2.1.c, which for the avoidance of doubt shall exclude any answers which contain reference to (any information provided via) any digital or physical data room and/or (b) Party work streams (so called 'Tracks') (“Disclosed Information”);

c.	the information contained in the letter from the Sellers to the Purchaser containing specific qualification of the Warranties attached hereto as Schedule 8.2.1.d (the “Disclosure letter”).

8.2.2.
Any disclosure shall be made by way of general disclosure against all Sellers’ Warranties, even if the disclosure refers to one or more Warranties specifically.  For the avoidance of doubt it is mentioned that the documents attached to the Disclosure Letter or the Sellers’ Warranties or included in the Disclosed Information shall also be deemed disclosed against all Sellers’ Warranties.

8.3.	No other Warranties

8.3.1.
In the event any fact or situation appears not to be as represented or warranted, each of the Sellers hereby agrees not to argue that in reliance upon any action or omission on the part of the Purchaser or any person acting for the Purchaser or upon the negotiations between the Parties, it was entitled to assume that the Purchaser would investigate or further investigate such fact or situation prior to concluding this Agreement.

8.3.2.
The Purchaser agrees that the Sellers do not give any warranty in relation to the Transaction other than the Sellers’ Warranties and the specific indemnities. The Purchaser agrees that it does not rely on and shall not have the right (or to the extent necessary, hereby waives such right) to invoke any warranties that are or may in any way be contained in or implied by the laws of the Netherlands including but not limited to title 1 of book 7 and article 6:228 of the Dutch Civil Code.

9.	BREACH OF SELLERS' WARRANTIES AND NOTIFICATION OF CLAIMS

9.1.	Compensation for breach of Sellers' Warranties

9.1.1.
In the event of a breach of any of the Sellers' Warranties, each of the Sellers shall, subject to Clause 9 and 10, pay to the Purchaser or at the discretion of the Purchaser, the relevant Group Company, the amount needed to put the Purchaser, the Company and/or the relevant Group Companies in the position they would have been in if the facts or circumstances giving rise to such breach had not occurred (“Damages”).

9.1.2.	Any payment under this Clause 9.1 shall be deemed to be an adjustment or repayment of the Purchase Price.

9.2.	Notification of a claim

If the Purchaser or the Company becomes aware of a breach of Sellers' Warranties (a "Claim"), Purchaser shall as soon as reasonably possible but in any event within 3 (three) weeks of the discovery of such breach and in any event within the relevant time limitation set forth in Clause 10.1, give written notice to the Sellers of its claim. Such notice shall set out such information in relation to the claims as is available to Purchaser. If the Purchaser fails to give notice of an actual Claim within the aforementioned period of 3 (three) weeks, the Sellers shall not be liable for such part of the Damages that would not have arisen if the Purchaser had timely given notice.

9.3.	Third party claim

9.3.1.
If a Claim against the Sellers for breach or alleged breach of a Sellers' Warranty, results from or is connected with a claim, in or out of court, regarding the liability or alleged liability of any member of the Group to a third party ("Third Party Claim"), the Purchaser shall notify the Sellers of such Third Party Claim as soon as reasonably possible but in any event within 3 (three) weeks after the Purchaser becoming aware thereof. As soon as possible following the date of that notification the Parties shall consult each other on the course of action to be taken, and the Parties shall continue to consult each other thereafter on a regular basis with respect to the handling of the Third Party Claim. The Purchaser shall do and shall procure that the relevant Group Companies shall take reasonable steps to defend against the Third Party Claim. Any failure of the Purchaser doing so shall result in the Sellers not being liable for Damages suffered by the Purchaser and/or any of the Group Companies to the extent such Damages would not have been suffered if the Purchaser or the relevant Group Companies had taken reasonable steps defending against the Third Party Claim. The Purchaser shall not accept or settle any Third Party Claim without prior consultation of the Sellers. If the Purchaser accepts or settles any Third Party Claim without the explicit prior approval of the Sellers, the Sellers shall not be liable for any Damages of the Purchaser and/or the relevant Group Company resulting from or in connection with the Third Party Claim unless and to the extent that an arbitrator appointed in accordance with the provisions of Clause 18.2 decides that when entering into the settlement the Purchaser has considering all respects set out in this Agreement struck a fair balance between the interest of the Purchaser and the Sellers.

9.3.2.
However, if the Third Party Claim is made and the Purchaser considers that such claim does not materially impact the Group, the Purchaser may allow the Sellers to take the lead in the defense against such Third Party Claim. In such case, the Sellers shall not accept or settle any such Third Party Claim without prior consultation with the Purchaser, provided however that the acceptance or settlement of such Third Party Claim shall ultimately be at the discretion of the Sellers.

9.3.3.
Any Party defending against a Third Party Claim shall take into account the reasonable interests of the other Party (including the interests of the Sellers in keeping the compensation as low as possible and the interests of the Purchaser and any of the Companies to protect its goodwill and legitimate business interests) and shall refrain from taking any action that is unnecessary harmful in respect of the other Party’s legitimate (commercial) interests. When defending against a Third Party Claim, the Parties shall inform each other promptly of any fact or circumstance that is or may be of importance in connection therewith and shall provide copies of any and all documents, pertaining to or relevant in respect therewith to the other Party. None of the Companies shall be under any obligation to enforce its general terms and conditions.

9.3.4.
The Party who is not defending against a Third Party Claim shall use its reasonable best endeavours to assist the Party who is defending against the Third Party Claim. The defending Party shall inform the other Party of any material developments in respect of the Third Party Claim.

10.	LIMITATION OF LIABILITY UNDER THE SELLERS' WARRANTIES

10.1.	Limitation in time

The Sellers shall not be liable for any Claim for breach of:

a.
any of the Sellers' Warranties set out in paragraph 1 of Schedule 8.1.1 (Authority Sellers) and paragraph 2 of Schedule 8.1.1 (Corporate), unless the Purchaser has notified it of such claim in accordance with Clause 9.2 before expiry of a period of ninety 90 (ninety) days after the expiry of the relevant statutory limitation period (including formal extensions by any authority);

b.	any of the Seller's Warranties set out in paragraph 7 of Schedule 8.1.1 (Tax), upon expiry of the applicable statute of limitations period plus 3 (three) months;

c.
any of the other Sellers' Warranties set out in Schedule 8.1.1 (other than as specified at Clause 10.1 a and 10.1 b), unless the Purchaser has notified it of such claim in accordance with Clause 9.2 within 24 (twenty four) months from the Completion Date.

10.2.	Minimum amount of a claim

The Sellers shall not be liable in respect of any Claim, unless the amount payable by the Sellers together pursuant to such Claim is more than EUR 25,000 (twenty five thousand euro) and the aggregate amount of all Claims for breach of Sellers' Warranties together exceeds an amount of EUR 200,000 (two hundred thousand euro), in which latter case, the Sellers shall be liable for the total amount of the Claim(s) and not only for the excess.

10.3.	Change in law

The Sellers shall not be liable for any breach of Sellers' Warranties resulting from any change in law after the Completion Date only.

10.4.	Attributable to Purchaser

The Sellers shall not be liable for any breach of Sellers' Warranties resulting from:

a.	an act or omission of the Purchaser or any other member of the Purchaser’s Group or any person whose act or omission is attributable to the Purchaser or any other member of the Purchaser’s Group; nor

b.	the failure by the Purchaser to mitigate Damages as described by law, but only in respect of the (part of) the Damages that directly and unambiguously result from such failure.

Notwithstanding the foregoing, the Purchaser shall not be liable for any breach of the Sellers' Warranties which result from the Purchaser's conduct of the Companies' business: in the ordinary course consistent with the Companies' past practice; or pursuant to a contract or commitment entered into by a Group Company prior to Completion.

10.5.	Deductions from amount of claim

The amount for which the Sellers are liable in case of a Claim shall be reduced by the amount if any of:

a.	a net Tax benefit actually received or enjoyed by the relevant Group Company to the extent that such benefit is attributable to the facts giving rise to such Claim;

b.	a specific provision or reserve made in the NWC Statement to the extent directly relating to the liability or matter giving rise to such Claim; and

c.
an actually recovered compensation net of Tax (i) under any insurance policy taken out by the Group Companies or (ii) from a third party for the damage resulting from the specific event giving rise to such claim for the breach of Sellers' Warranties.

10.6.	No cumulation of benefits

The Purchaser shall only be entitled to recover once in respect of the same damage suffered.

10.7.	Right of Recovery

If the Sellers pay to the Purchaser any amount in respect of any Claims and the Purchaser or any of the Group Companies subsequently recovers or enjoys a compensation as referred to in Clause 10.5, the Purchaser shall (i) forthwith repay to the Sellers such amount up to the amount paid by the Sellers, or (ii) procure that forthwith such amount received or recovered by the relevant Group Company is repaid to the Sellers up to the amount paid by the Sellers.

10.8.
Notwithstanding any other provisions of this Agreement or the Disclosure Letter, nothing shall operate to limit or exclude the liability of the Sellers or the remedies of the Purchaser arising out of any fraud or fraudulent misrepresentation or wilful concealment on the part of the Sellers.

10.9.
The Sellers agree with the Purchaser (the Purchaser acting for itself and as trustee for each Group Company) to waive any right which the Sellers may have against a Group Company or any employee of a Group Company in respect of any misrepresentation, inaccuracy or omission in or from any information or advice supplied or given by a Group Company or any of the officers and employees of a Group Company in enabling the Seller to give the Sellers’ Warranties and to prepare the Disclosure Letter.

10.10.
Where in the period commencing on Completion and ending on the second anniversary of Completion, any Seller distributes, lends or pays any part of its Seller’s Proportionate Share to any person being a direct or indirect shareholder or holder of depositary receipts in such Seller, or any person in any manner related to such shareholder or holder of depositary receipts (a “Participant”), that Seller shall, as a condition to distribution, loan or payment of more than 80% of the Participant’s share of the relevant Seller’s Proportionate Share, procure that such Participant (and where applicable his or her spouse) enters into an undertaking in favour of the Purchaser (or such person as the Purchaser may direct) in the form set out at Schedule 10.10 (the “Sellers’ Participants Undertaking”).

11.	SPECIFIC INDEMNITIES

11.1.	The Sellers shall indemnify and hold the Purchaser harmless on a dollar-for-dollar basis for any direct damages suffered by the Purchaser and/or the Group Companies, as a result of or related to:

a.	any liability arising out of the disputes and potential disputes detailed in Schedule 11.1.a;

b.	any liability arising from any determination by any third party that there is or was an employer-employee relationship with any of the contractors specified in Schedule 11.1.b;

c.
any damages due to infringement by the Group Companies of patents owned by Verint Systems Inc. or any affiliates thereof but only relating to the period prior to Completion and up to a maximum amount of $2 million (two million USD);

d.	any liabilities resulting from the letter agreement with Mr. Leon Carrington dated August 26, 2008 attached hereto as Schedule 11.1.d;

e.
any liabilities from the presence of asbestos at the building leased by CyberTech UK Ltd at CyberTech House, Commerce Way, Edenbridge, Kent TN 8 6 ED) pursuant to a lease dated 31 May, 2002 (the “Lease”) arising within two years from the date of this Agreement.

The disclosure by the Sellers and the knowledge of the Purchaser with respect to any matter for which indemnification is provided under this Agreement shall not operate to exclude or limit such indemnification.

11.1.2.
The Parties agree that the Sellers shall have the exclusive right to defense against any claims referred to in Clause 11.1.d and to negotiate any settlement they may deem appropriate. The Purchaser will procure that upon first request of the Sellers the Company will give a proxy to the Sellers to on its behalf defend against the claims and/or to negotiate any settlement.

11.1.3.
The Parties agree that the Sellers shall have the exclusive right to defense against any claims referred to in Clause 11.1.e where such claim is brought by any third party not being a governmental or semi-governmental organization, and to negotiate any settlement they may deem appropriate provided that any such defence or settlement shall not prejudice the rights of CyberTech UK Limited pursuant to the Lease. The Purchaser will procure that upon first request of the Sellers the Company will give a proxy to the Sellers to on its behalf defend against any Landlord’s claims and/or to negotiate any settlement with the Landlord. In the event that a claim referred to in Clause 11.1.e is made by a governmental or semi-governmental organization, the Purchaser shall have the exclusive right to defend against such claim in which case the provisions of Clause 9.3.3 shall apply mutatis mutandis.

11.2.	Tax Indemnity

11.2.1.
Subject to the provisions of Clause 11.2, the Sellers shall indemnify and hold the Purchaser harmless on a dollar-for-dollar basis from the first dollar against any Tax liability incurred by any of the Group Companies (including a liability which is a primary liability of some other person in the latter case, however, only to the extent that such amount is not actually recovered or using reasonable efforts recoverable from such other person), relating to the period up to and including Completion. The disclosure by the Sellers and the knowledge of the Purchaser with respect to any matter for which indemnification is provided under this Agreement shall not operate to exclude or limit such indemnification.

11.2.2.
For the purpose of this Clause 11.2.2 the amount of any Tax that is levied over a period that starts prior to Completion but ends after Completion the amount of such Tax shall be the amount that can be attributed to the actual activities of the Group Companies in the period up to Completion. (For the avoidance of doubt: this means that no pro rata temporis approach shall apply for such Tax.)

11.2.3.	The amount for which the Sellers are liable under the indemnity contained in this Clause 11.2.3 shall be reduced by:

a.	the amount of a specific provision or reserve in respect of that Tax liability made in the Net Working Capital to the extent specifically relating to such Tax liability; or,

b.	(the proportionate part of) the Tax liability that arises as a result of any change in Tax rates made after the Completion Date or of any change in law occurring after the Completion Date; or,

c.
the amount of any actually recovered compensation (i) under any insurance policy taken out by the Group or (ii) from a third party for the damage resulting from the specific event giving rise to such Tax liability.

d.
the amount of a Tax liability which would not have arisen but for a voluntary act or omission carried out or effected by the Purchaser or any of the Group Companies on or after Completion Date, except to the extent that such act is in the ordinary course of business as carried out by that Group Company at Completion Date and which could not have been reasonably avoided.

e.	any other benefit monetary or otherwise actually received or enjoyed by any of the Group Companies which is received or enjoyed as a result of or in connection with a Claim.

11.2.4
If a Group Company actually receives, a rebate, refund or repayment after the Completion Date in respect of Tax from any Tax Authority in respect of any period up to the Completion Date, where a corresponding receivable has not been included in the Net Working Capital (the amount of such rebate, refund or repayment being hereinafter referred to as a “Tax Refund”), then:

a.	the Purchaser and such Group Company will promptly notify Seller and procure to take any such action as reasonably be requested to obtain or secure such Tax Refund; and

b.	the amount of the Tax Refund shall be paid by the Purchaser or such Group Company to the Seller within 10 (ten) Business Days of the receipt of the Tax Refund.

11.2.5.	The Sellers shall not be liable for any claim under the tax indemnities of this Clause 11.2 upon expiry of the applicable statute of limitations period plus 3 (three) months.

11.2.6.	For the avoidance of doubt, none of the provisions of Clause 10.2 shall apply to any of the specific indemnities provided pursuant to this Clause 11.2.

Debt indemnity

11.3.
The Sellers shall indemnify and hold the Purchaser harmless on a dollar-for-dollar basis from the first dollar for any debt owed at Completion (“Completion Debt”) by any of the Group Companies, other than (i) the current liabilities or (ii) the debt which is to be repaid at Completion in accordance with the provisions of the Completion Agenda and the Payment Schedule. For the avoidance of doubt it is mentioned that Completion Debt shall only include obligations of the relevant Group Companies as a result of such Group Companies entering into an agreement with third parties (for the purpose of this Clause 11.3: including any of the Sellers) with a view of borrowing any monies from such third party and shall therefore not include any liabilities or obligations of any of the Group Companies that have arisen otherwise. The Parties expressly agree that this debt indemnity under this Clause 11.3 shall not be subject to the limitations set out in Clauses 10 and 13 to this Agreement, and shall not have any impact on any other obligations of the Sellers under this Agreement provided that the aggregate liability of the Sellers under this Clause 11.3 shall not exceed an amount equal to the Consideration less any amount for which the Sellers have otherwise been successful held liable by the Purchaser. Furthermore, any indemnity under this Clause 11.3 shall not reduce the Sellers liabilities under any Clause of this Agreement and shall not be counted against any of such liabilities.

12.	PURCHASER'S WARRANTIES

12.1.	The Purchaser represents and warrants that each of the statements set out in Schedule 12.1 (the "Purchaser's Warranties") is true on the date of this Agreement and on Completion.

12.2.
In the event of a breach of the Purchaser's Warranties, the Purchaser shall be liable to pay to the Sellers the amount needed to put the Sellers in the position they would have been in, had the breach of the relevant Purchaser's Warranty not occurred. To the extent that there is a breach of the Purchaser’s Warranty referred to in paragraph 1.5 of Schedule 12.1 the Purchaser shall not be entitled to make a claim under the relevant Sellers’ Warranty.

13.	MAXIMUM LIABILITY

13.1.
The aggregate maximum liability of each of the Sellers for any and all claims of the Purchaser under this Agreement, except for claims referred to in Clause 13.2, shall not exceed an amount equal to 20% (twenty per cent) of the percentage of the Consideration that corresponds with the division of the Purchase Price between them.

13.2.	Subject to Clause 13.3, the maximum liability of each of the Sellers for any and all claims of the Purchaser pursuant to the provisions of:

(i)	Clause 2.1;

(ii)	Clause 10.8;

(iii)	Clause 11.3;

(iv)
Clause 15, however only if and to the extent such claim arises as a result of a Seller or a person behind a Seller who has not been employed by or otherwise been connected to the Purchaser or any Group Company at any time after Completion; and/or

(v)	Sellers’ Warranties 2.2.2, 2.2.4 and 2.2.6;

(vi)	Clause 6.1.2 (Merger Damages);

shall be equal to the percentage of the Consideration that corresponds with the division of the Purchase Price between them.

13.3.
The aggregate liability for each of the Sellers under this Agreement (for the avoidance of doubt: that is any and all claims referred to in this Clause 13) shall not exceed the amount that is equal to the percentage of the Consideration that corresponds with the division of the Purchase Price between them.

14.	UNDERTAKING OF THE PURCHASER

14.1.
Subject to any binding legal obligation to the contrary of the Purchaser and the relevant Group Companies under any relevant applicable law (including any secondary legislation, EU directives and any other binding regulation issued by any government authority in any of the relevant jurisdictions) the Purchaser and each of the Group Companies shall refrain from any action, outside the ordinary course of business consistent with prior practice, that will or may cause the Sellers to become liable to the Purchaser under the provisions of Clause 11.1.b.

14.2.	Indian Settlement

14.2.1.
The Purchaser undertakes to procure that the proof of remittance of payment as referred to in clause 1.3 of the Indian Settlement Agreement and the payments to be made by or on behalf of Cybertech International B.V. under the Indian Settlement Agreement, shall be timely made.

15.	CONFIDENTIALITY AND ANNOUNCEMENTS

15.1.	Confidentiality

15.1.1.
The Parties shall not at any time disclose or use any confidential information regarding or in relation to this Agreement, any related matter or the negotiations in relation to this Agreement or the business of the Group or the one of other Parties, except:

a.	with the relevant other Party’s consent;

b.	within a Party’s own group, subject to a confidentiality duty;

c.	as required by any governmental authority, stock exchange (authority), court or arbitral tribunal and after consultation with the other Parties about the timing and content of such disclosure;

d.	to professional advisors to the extent necessary for any lawful purpose subject to a confidentiality duty;

e.	to the extent that the information has become public knowledge other than as a result of any fault of the relevant Party’s group; and

f.	in the case of the Purchaser, following Completion, any information relating to the business or affairs of the Group.

15.2.	Announcements

15.2.1.
No Party shall make any announcement with respect to this Agreement and the transactions contemplated herein without the other Parties’ consent, except as required by applicable law, any governmental authority, stock exchange authority, court or arbitral tribunal and after consultation with the other Parties about the timing and content of such announcement. Notwithstanding the foregoing, it is acknowledged by the Parties that where circumstances arise following the date hereof which require disclosure by NICE Systems Limited in order to comply with any applicable law (including listing requirements), the Purchaser shall provide the Sellers with prior notice, but any such disclosure, its form and its content shall be at the sole discretion of NICE Systems Limited.

16.	GUARANTEE

The Guarantor hereby agrees to be jointly and severally liable (hoofdelijk aansprakelijk) for the obligations of the Purchaser arising from or relating to this Agreement.

17.	MISCELLANEOUS

17.1.	Notices

All communications, notices and disclosures required or permitted by this Agreement shall be in writing and shall be sent, by fax, by prepaid registered mail (with return receipt requested) or by courier (with proof of delivery), to the following addresses, unless and until a Party notifies the other Parties in accordance with this Clause 17.1 of another address:

a.	If to the Purchaser and/or Guarantor:
NICE Systems Limited
Attn: VP Business Development
8 Hapnina Street, P.O. Box 690
Ra’anana, 43107, Israel
Fax: + 972 9-743-7446
With a copy to: The General Counsel
Fax: + 972 9-743-7446

b.	If to CyberTech Beheer (to be named Leapfrog Beheer B.V.):
CyberTech Beheer B.V.
Attn: Geert Postma
Leemzeulder 14, 1251 AP Laren
The Netherlands
Fax: +31 35 62 41 010
with a copy to STAK

c.	If to STAK:
Stichting Administratiekantoor CyberTech
Attn: Luc Lassche
Bloemstraat 31, 1811 ES Alkmaar
The Netherlands
with a copy to CyberTech Beheer

17.2.	Assignment

17.2.1.
With the exception of any rights contained in this Clause 17.2.1, the Purchaser may at any time assign the Agreement (contractsoverneming) or assign any of its rights thereunder to an Affiliate of the Purchaser. In such an event, the Purchaser shall remain jointly and severally liable with the assignee for the proper performance of all obligations of the Purchaser under this Agreement.

17.2.2.
Other than the right of Purchaser to assign the Agreement to an Affiliate as set out in Clause 17.2.1, none of the Parties shall assign (any part of) the rights and obligations arising under this Agreement to any third party without the prior written consent of the other Party.

17.3.	Costs and expenses

Except in as far as explicitly agreed otherwise in this Agreement, the Parties shall each pay their own costs, charges and expenses in relation to the negotiation, preparation, execution and implementation of this Agreement. The costs of the Notary and the Escrow Agent relating to the Escrow Agreement shall be borne by the Purchaser up to an amount of EUR 30,000. Any such costs in excess of EUR 30,000 shall be borne equally by the Purchaser and the Sellers. The costs of Piper Jaffrey and other advisers to the Seller, such as Houthoff Buruma, shall be paid by the Sellers, and not by any of the Group Companies.

17.4.	Entire agreement

This Agreement (together with all documents executed at Completion) constitutes the entire agreement and understanding of the Parties with respect to its subject matter and replaces and supersedes all prior agreements, arrangements, undertakings or statements regarding such subject matter.

17.5.	Variation of this Agreement

Any variation of this Agreement is not valid unless it is in writing and has been signed by or on behalf of each of the Parties.

17.6.	Partial invalidity

If any provision of this Agreement is or becomes invalid or non-binding, the Parties shall remain bound by all other provisions hereof. In that event, the Parties shall replace the invalid or non-binding provision by provisions that are valid and binding and that have, to the greatest extent possible, a similar effect as the invalid or non-binding provision, given the contents and purpose of the Agreement.

17.7.	Counterparts

This Agreement may be entered into by a Party by way of executing a separate counterpart, but it shall not be effective until each Party has executed at least one counterpart. Each counterpart, when executed, shall constitute an original, and all the counterparts shall together constitute one and the same instrument.

17.8.	Waiver of dissolution and annulment

Unless agreed otherwise, each Party hereby waives to the extent permitted by law, the right to (in whole or in part) rescind (ontbinden) or nullify (vernietigen) or otherwise terminate this Agreement after the Completion Date.

17.9.	Title 1 of Book 7 Dutch Civil Code not applicable

The Parties agree that Title 1 of Book 7 of the Dutch Civil Code is not applicable to this Agreement. Consequently, the Parties shall not rely on and shall not have the right (or, to the extent necessary, hereby waive such right) to invoke any of the provisions of Title 1 of Book 7 Dutch Civil Code in relation to this Agreement.

17.10.	Civil-Law Notary

The Sellers are aware of the fact that the Notary is associated with Purchaser’s and the Guarantor’s counsel. With reference to the Code of Conduct (Verordening beroeps- en gedragsregels) of the Royal Notarial Professional Organisation (Koninklijke Notariële Beroepsorganisatie), the Parties herewith explicitly agree that the Notary shall execute the Deed of Transfer and that the Purchaser may be represented by its counsel in any matter relating to this agreement and disputes in connection therewith.

18.	GOVERNING LAW AND JURISDICTION

18.1.	This Agreement shall be governed by and construed in accordance with the laws of the Netherlands without regard to the principles of conflict of laws.

18.2.
Except expressly stated otherwise elsewhere in this Agreement, any dispute arising out of or in connection with this Agreement or any Agreement arising out of this Agreement shall be finally settled in accordance with the Arbitration Rules of the Netherlands Arbitration Institute (Nederlands Arbitrage Instituut) as at present in force. The arbitral proceedings shall be conducted in the English language in Amsterdam. The tribunal shall comprise of three (3) arbitrators. The tribunal shall decide in accordance with the rules of law.

- signature page follows -

Signature page Share Purchase Agreement

Agreed upon and signed by:

/s/ Stephen Dunne
IEX Corporation B.V.
By: Stephen Dunne
Position: authorized representative
Date: 4 March, 2011

/s/ Stephen Dunne
NICE Systems Limited
By: Stephen Dunne
Position: authorized representative
Date: 4 March, 2011

/s/ Pieter Maarten Feenstra	/s/ Geert Seerp Postma
CyberTech Beheer B.V.	CyberTech Beheer B.V.
By: Pieter Maarten Feenstra	By: Geert Seerp Postma
Position: director	Position: director
Date: 4 March, 2011	Date: 4 March, 2011

31

/s/ Geert Seerp Postma	/s/ Geert Seerp Postma
CyberTech Beheer B.V.	CyberTech Beheer B.V.
By: Geert Seerp Postma	By: Geert Seerp Postma
Position: proxy holder	Position: proxy holder
Date: 4 March, 2011	Date: 4 March, 2011

/s/ Geert Seerp Postma	/s/ Geert Seerp Postma
Stichting Administratiekantoor CyberTech	Stichting Administratiekantoor CyberTech
By: Honeypot Holding B.V. By: Geert Seerp Postma	By: Bateg Beheer B.V. By: Geert Seerp Postma
Position: proxy holder	Position: board member
Date: 4 March, 2011	Date: 4 March, 2011